

Mail Stop 3561

April 2, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Lewis Booth, Chief Financial Officer
Ford Motor Company
One American Road
Dearborn, Michigan 48126

   Re: **Ford Motor Company**
     Form 10-K for the year ended December 31, 2008
     File No. 1-3950

Dear Mr. Booth:

   We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

   Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

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Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis
Trends and Strategies, page 42

1. In the first paragraph, you disclose a negative Automotive gross cash flow of $21.2 billion for 2008. When using non-GAAP measures, please ensure that your disclosures are fully explained. In this regard, consider including a cross reference on page 42 to the reconciliation and other non-GAAP related disclosures on page 61.

Results of Operations, page 46

2. For a number of years (prior to 2008), this table illustrated the fact that your Financial Services sector generated pre-tax income while your Automotive sector incurred pre-tax losses. Since your Financial Services sector incurred a pre-tax loss for 2008, we suggest you provide additional information for each sector. Specifically, we suggest you segregate the North American results from the international results for each sector. In this regard, we note that Ford Credit reports its segment information in this manner in its separately-filed financial statements (File No. 1-6368).

Special Items, page 47

3. We note your presentation of special items, and your assertion that such items are not indicative of your ongoing operating activities. However, it is unclear how you could conduct your ongoing business while not incurring at least some of these types of charges. For example, you list personnel reduction program charges as a special item in each year presented, but you discuss closing plants and projected declines in sales volumes, thus indicating that such charges will continue into future periods. Therefore, please significantly expand your disclosure related to this table of special items to include a more detailed explanation for each item regarding the nature of the special item, why it is included in this analysis and your reasons for believing that it is not indicative of your ongoing operating activities.

Liquidity and Capital Resources, page 60

4. We note your disclosures regarding operating-related cash flow and Automotive gross cash flow. You state that operating-related cash flow best represents the ability of your Automotive operations to generate cash, and that it excludes cash flow elements that you do not consider to be related to the ability of your operations to generate cash (e.g., tax refunds). However, at the top of page 60, as well as the top of page 42, you disclose negative Automotive cash flow of $21.2 billion when it appears you are referring to the total change in Automotive gross

cash (not cash flow). Please revise, as necessary, to ensure that uses of the term "cash flow" are presented consistently throughout your filing and that such presentations are in accordance with the guidance set forth in FR-65.

Debt and Net Cash, page 62

5. Although you parenthetically explain how you have calculated negative net cash, please include a table to show the components of this non-GAAP calculation at December 31, 2008 and 2007. We suggest you include a table in a format similar to the table presented on page 60 detailing the components of gross cash.

6. In the third paragraph of this section, you disclose the weighted-average maturity of your Automotive debt of approximately 15 years. However, your recent $10.1 billion revolving loan that matures on December 15, 2011, combined with the results of your early tender offer for certain of your debt securities, will significantly decrease the weighted-average maturity of your Automotive debt. Accordingly, you should expand your disclosure in this area to discuss your future plans for repaying your restructured debt obligations as they mature.

Secured Credit Agreement, page 62

7. We note your disclosure regarding the reasons why you gave notice to borrow the total unused amount under your secured revolving credit facility. However, we believe your disclosures should be expanded to include a discussion of the intended use of these borrowings and a discussion of the consequences to your operations if (for whatever reason) you are unable to repay the full outstanding balance under your revolving credit facility when it matures on December 15, 2011.

Financial Services Sector
Balance Sheet Liquidity Profile, page 67

8. In the last sentence of this section, you include a cross reference to "Outlook" for a discussion of Ford Credit's planned 2009 distributions. However, on page 75, the referenced discussion states Ford Credit's expectation to pay distributions of about $2 billion through 2010 but there is no specific discussion of the amount of planned distributions for 2009 alone. Please revise, as appropriate, to ensure that your disclosures are clear and consistent.

Outlook, page 74

9. With respect to your discussion on page 75 regarding Ford Credit's planned distributions, please clarify the fact that any such distributions represent intercompany transfers from your wholly-owned subsidiary, not funding from an outside source. Also, please describe any limitations on intercompany transfers of funds to or from Ford Credit.

Critical Accounting Estimates
Impairments of Goodwill and Long-Lived Assets
Automotive Sector – Goodwill, page 80

10. We note that almost all of the goodwill on your balance sheet relates to Volvo, and that you have concluded there is no current impairment of this goodwill. Based upon the state of the industry during the last fiscal year, in addition to the decline in your operating results, please provide us with the following information:
    o A summary of your impairment analysis, including all key assumptions;
    o A sensitivity analysis of all key assumptions, including a matrix of time frames and terminal values, taking into consideration the possible sale of Volvo;
    o An outline of the assumptions which could lead to the conclusion that goodwill related to Volvo should be written down.

11. Further, we have noted that certain of the companies within your industry have recently concluded that their goodwill should be written down to zero. Please explain in your filings how the facts and circumstances related to Volvo are different from those of others in the industry, such that you believe its goodwill has not recently become impaired.

12. In the last paragraph on page 80, you refer to information available during your reevaluation of the strategic options for Volvo that supported your conclusion that no impairment of goodwill was necessary. Please explain the nature of the information to which you refer, and how this information had an impact on your impairment analysis.

Automotive Sector – Long-lived Assets, page 81
13. We note you have concluded that the carrying value of Volvo's long-lived assets was recoverable and no impairment was necessary during 2008. However, you recorded a pre-tax impairment charge of $5.3 billion within your Ford North America segment in 2008. Please explain the key assumptions and significant estimates used to conclude that the carrying value of Volvo's long lived assets was recoverable. In this regard, provide us with details regarding the time frame you have used to assess recoverability and the possible repercussions to any adjustments or changes to this time frame. In addition, please discuss in your response any factors that differentiate the present market conditions for Volvo compared to those for Ford North America.

Critical Accounting Estimates
Valuation of Deferred Tax Assets, page 83

14. In the last paragraph of this section, you state that your U.K. FCE operation has a long history of profitability and you believe it will provide a source of future taxable income that can be reasonably estimated. Please expand this disclosure to explain why you believe you can continue to rely on projections of future taxable income for this U.K. operation while, at the same time, you have given no weight to projections of future taxable income for your North American operations. Your revised disclosure should specifically address how the global recession has affected your U.K. operations as compared to its effect on your North American operations.

Aggregate Contractual Obligations, page 87

15. In light of (i) your presentation of sector financial statements in addition to your consolidated financial statements and (ii) your separate discussions of liquidity and capital resources for your automotive and financial services sectors, we suggest you include a separate table summarizing the contractual obligations for each of your sectors in addition to the consolidated table currently presented. In this regard, we suggest including a table of contractual obligations in each of your separate discussions of liquidity and capital resources for your automotive and financial services sectors, while continuing to present a consolidated table under the caption, Aggregate Contractual Obligations.

Consolidated Statement of Income, page FS-1

16. Pursuant to AICPA Technical Practice Aid 1200.04, the use of the title "Statement of Income" is generally only considered appropriate when net income is reflected for all periods presented. Therefore, please revise with an alternative title for this financial statement.

Note 16. Debt and Commitments, page FS-37

17. In light of your current circumstances, we suggest you significantly expand the disclosures with respect to your debt obligations. For example, we note the table you included in Exhibit 99.1 to your March 23, 2009 Form 8-K filing. This table provides specific details with respect to certain of your debt securities. Please consider including disclosures of this nature in the notes to your financial statements or, in the alternative, in the Liquidity and Capital Resources section of your MD&A.

Note 20. Discontinued Operations, Held-For-Sale Operations, Other Dispositions, and Acquisitions, page FS-48

18. We note the operations for Jaguar Land Rover were not classified as discontinued operations. In this regard, we also note that you changed the reporting structure of your Automotive sector in 2008 to disclose the operations of Jaguar Land Rover as a separate segment. As a result, it appears that Jaguar Land Rover is a "component" of your business, as such term is defined in paragraph 41 of SFAS 144. Therefore, it is unclear why the operations of Jaguar Land Rover are not classified as discontinued operations. In your response, please specifically address the conditions set forth in paragraph 42 of SFAS 144.

Note 28. Selected Quarterly Financial Data, page FS-73

19. During the fiscal year ended December 31, 2008, the quarterly data shows significant fluctuation in operating results between the quarters. Specifically, the majority of the net loss for the year appears to have been generated during the second and fourth quarters. Please revise to add a discussion of any unusual or infrequently occurring items during each quarter which may have contributed to the significant fluctuation in operating results. Refer to Item 302(a)(3) of Regulation S-K.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief